August 19, 2024

Anthony Marone Jr.
Chief Financial Officer
BLACKSTONE MORTGAGE TRUST, INC.
345 Park Avenue, 24th Floor
New York, New York 10154

       Re: BLACKSTONE MORTGAGE TRUST, INC.
           Form 10-K for the year ended December 31, 2023
           Filed on February 14, 2024
           File No. 001-14788
Dear Anthony Marone Jr.:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction